SWINGPLANE VENTURES, INC.
Alcantara 200, piso 6
Las Condes, Santiago,
Chile, 7550159

July 10, 2013

VIA EDGAR AND BY E-MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attention:	Tiffany Piland
Pamela Howell

           Re:              Swingplane Ventures, Inc.
Form 8-K
Filed February 25, 2013
Amendment No. 1 to Form 8-K
Filed May 10, 2013
Amendment No. 2 to Form 8-K
Filed May 13, 2013
Form 10-Q for Quarterly Period Ended March 31, 2013
Filed May 20, 2013
File No. 000-54571

Dear Madams:

On behalf of our Company, Swingplane Ventures, Inc., a Nevada corporation (the “Company”), we acknowledge receipt of your letter dated June 26, 2013 regarding the Company’s Current Report on Form 8-K originally filed February 25, 2013, and the amendments thereto filed as noted above  (the “8-K Reports”).  The Company notes your request for a filing by July 11, 2013.    The Company currently has the Form 10-Q/A in review by its auditors and will have the revised Form 8-K/A Amendment No. 3 in review by July 12, 2013.   The Company expects to have comments and final review by its auditors on the Form 10-Q/A by July 12, 2013 and its Form 8-K/A by Tuesday, July 16, 2013 and will immediately commence filing of documents as soon as they receive sign off.

 We ask your consideration in allowing the extra few days to get our filings made.

If you have any questions regarding this request for an extension, please do not hesitate to contact me directly at 800-373-0537.

Best Regards,

/s/Carlos De la Torre
Carlos De la Torre
President

cc:           file
Mark Lee – Greenberg Taurig, LLP